FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 5 May 2004

Statement by seven non-executive Directors of the National

The following statement has been issued today by seven non-executive Directors of the National.

For further information:

Brandon Phillips

Group Manager

Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

MEDIA STATEMENT BY SEVEN DIRECTORS OF

NATIONAL AUSTRALIA BANK

The Chairman of National Australia Bank Limited, Mr Graham Kraehe, today announced further details of the Board renewal programme.

“As previously foreshadowed, directors are committed to a continuing process of Board renewal on an orderly basis.  With the appointment of Mr Malcolm Williamson and the search for Australian based non-executive Directors well advanced, we are now able to bring forward the Board renewal programme,” he said.

“Ken Moss and Ed Tweddell have decided that they will retire as Directors following the appointment of two new non-executive Directors.  This is expected to be within three months.

“The interests of the National and its stakeholders have been paramount in our consideration as to the most appropriate Board renewal programme.  I would like to commend Messrs Moss and Tweddell for setting aside their own personal interests in an effort to minimise further damage to the National and its shareholders and to thank them for their contribution during their term of office.

“As previously announced it would be my intention to remain Chairman until the Board reconstruction is complete, and to retire at a time which is consistent with the National’s best interest but not later than mid 2005.

“Clearly, my principal focus will be on managing my succession and ensuring that the best possible candidate is appointed as the new Chairman, and on ensuring the CEO John Stewart and his management team have a stable, cohesive and effective Board to support their change programme and continued focus on improving financial performance and maximising shareholder returns.

“The changes outlined above will in my view ensure that going forward, the management and Board have the full support of shareholders to implement the programme necessary to build shareholder value and restore the National’s reputation.

“I hope to be able to announce to the market shortly the appointment of two new non-executive Directors.”

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/

Susan E Crook

Date:	6 May 2004	Title:	Company Secretary